SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July, 2026

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Nubank to Add a Banking License in Brazil through the Acquisition of Banco Porto Real

São Paulo, July 20, 2026 – Nu Holdings Ltd. (NYSE: NU) (“Nu” or the “Company”), one of the world's largest digital financial services platforms, announced today that it has entered into a share purchase agreement to acquire 100% of Banco Porto Real de Investimentos S.A. (“Banco Porto Real”). Through this transaction, Nubank will add a banking license to its financial conglomerate in Brazil, fulfilling the requirements of Joint Resolution No. 17, issued by the Banco Central do Brasil and the National Monetary Council, which standardizes brand name usage for regulated institutions. Nubank had already disclosed this intention to the market in December 2025.

Once the acquisition process is finalized, Banco Porto Real's banking license will be added to the other licenses under which Nubank already operates in Brazil and which fully support its business model: Payment Institution; Credit, Financing, and Investment Company (Sociedade de Crédito, Financiamento e Investimento); and Securities Brokerage Company (Corretora de Títulos e Valores Mobiliários).

The inclusion of this new license within the Nu Pagamentos S.A. - Instituição de Pagamento’s conglomerate does not impose additional capital or liquidity requirements, preserving its financial solidity and resilience. For the 115 million Nubank's customers in Brazil, nothing changes: the app, products, services, brand, and name of the institution all remain the same.

The completion of this transaction is subject to approval by the Brazilian Central Bank, in accordance with applicable regulation. The Company will keep the market informed of any material developments.

Investor Relations

Guilherme Souto

investors@nubank.com.br

Media Relations

Simone Iwasso

press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Souto
Guilherme Souto Investor Relations Officer

Date:  July 20, 2026